Exhibit 8.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization
trivago Services B.V.
trivago Spain S.L.U.
Base7booking.com S.à.r.l. (in liquidation)
Base7Germany GmbH
Myhotelshop GmbH[1]
Myhotelshop Spain S.L.[1]
TGO (Thailand) Ltd.
trivago Hong Kong Ltd.
trivago (Shanghai) Information Consulting Co. Ltd.
trivago Hotel Relations GmbH
Tell Charlie B.V.
The Netherlands Spain Switzerland Germany Germany Spain Thailand Hong Kong China Germany The Netherlands

(1)	We hold a share in myhotelshop GmbH of 49.0% and we do not have a controlling financial interest in myhotelshop. Myhotelshop Spain S.L. is a 100% subsidiary of myhotelshop GmbH.